UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Apigee Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03765N108

(CUSIP Number)

October 25, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Norwest Venture Partners IX, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Genesis VC Partners IX, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Norwest Venture Partners VIII, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Itasca VC Partners VIII, LLP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Norwest Venture Partners XI, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Genesis VC Partners XI, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 236
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 236
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.000788%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON NVP Associates, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 236
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 236
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.000788%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 557,697
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 557,697
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,697
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.86%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Jeffrey Crowe
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 34,384
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 34,384
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,384
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 03765N108

1)	NAME OF REPORTING PERSON Matthew D. Howard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 70,419
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 70,419
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,419
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

Apigee Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10 South Almaden Blvd.

16th Floor

San Jose, CA 95113

Item 2(a)	Name of Person Filing:

1.	Norwest Venture Partners IX, LP
2.	Genesis VC Partners IX, LLC
3.	Norwest Venture Partners VIII, LP
4.	Itasca VC Partners VIII, LLP
5.	Norwest Venture Partners XI, LP
6.	Genesis VC Partners XI, LLC
7.	NVP Associates, LLC
8.	Promod Haque
9.	Jeffrey Crowe
10.	Matthew D. Howard

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1.	Norwest Venture Partners IX, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

2.	Genesis VC Partners IX, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

3.	Norwest Venture Partners VIII, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

4.	Itasca VC Partners VIII, LLP

525 University Ave, Suite 800

Palo Alto, CA 94301

5.	Norwest Venture Partners XI, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

6.	Genesis VC Partners XI, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

7.	NVP Associates, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

8.	Promod Haque

525 University Ave, Suite 800

Palo Alto, CA 94301

9.	Jeffrey Crowe

525 University Ave, Suite 800

Palo Alto, CA 94301

10.	Matthew D. Howard

525 University Ave, Suite 800

Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners IX, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners IX, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners IX, LLC. NVP Associates, LLC is the managing member of Genesis VC Partners IX, LLC. Promod Haque, Jeffrey Crowe and Matthew D. Howard are co-Chief Executive Officers of NVP Associates, LLC.

Item 2(c)	Citizenship:

1.	Norwest Venture Partners IX, LP: Delaware
2.	Genesis VC Partners IX, LLC: Delaware
3.	NVP Associates, LLC: Delaware
4.	Norwest Venture Partners VIII, LP: Delaware
5.	Itasca VC Partners VIII, LLP: Delaware
6.	Norwest Venture Partners XI, LP: Delaware
7.	Genesis VC Partners XI, LLC: Delaware
8.	Promod Haque: United States of America
9.	Jeffrey Crowe: United States of America
10.	Matthew D. Howard: United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

03765N108

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners IX, LP (“NVP IX”): At October 25, 2016, NVP IX owned of record zero (0) shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners IX, LLC (“Genesis IX”): At October 25, 2016, Genesis IX may be deemed to have beneficially owned, by virtue of its status as general partner of NVP IX, zero (0) shares of Common Stock. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(3) Norwest Venture Partners VIII, LP (“NVP VIII”): At October 25, 2016, NVP VIII owned of record zero (0) shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(4) Itasca VC Partners VIII, LLP (“Itasca VIII”): At October 25, 2016, Itasca VIII may be deemed to have beneficially owned, by virtue of its status as general partner of NVP VIII, zero (0) shares of Common Stock. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(5) Norwest Venture Partners XI, LP (“NVP XI”): At October 25, 2016, NVP XI owned of record zero (0 shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(6) Genesis VC Partners XI, LLC (“Genesis XI”): At October 25, 2016, Genesis XI owned 236 shares of Common Stock. This amount represents 0.000788% of the total shares of Common Stock outstanding at this date.

(7) NVP Associates, LLC (“NVP Associates”): At October 25, 2016, NVP Associates may be deemed to have beneficially owned 236 shares of Common Stock by virtue of its status as managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares. This amount represents 0.000788% of the total shares of Common Stock outstanding at this date.

(8) Promod Haque: At October 25, 2016, Promod Haque may be deemed to have beneficially owned 557,697 shares of Common Stock. This amount represents 1.86% of the total shares of Common Stock outstanding at this date, which consists of the following:

(I) 466,027 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis IX, which is the general partner of NVP IX, the record owner of such shares; The NVP IX distribution resulted in a change in the form of beneficial ownership so that following the distribution (i) 212,378 shares were beneficially owned by the Haque Revocable Trust UA DTD 05/07/2002, of which Mr. Haque is a trustee, (ii) 3,156 shares were beneficially owned by Haque Family Partners, of which Mr. Haque is a partner, (iii) 183,877 shares were beneficially owned by Haque Family Partners II, of which Mr. Haque is a partner, and (iv) 66,616 shares were beneficially owned by the Haque 2012 Dynasty Trust, of which Mr. Haque is a trustee.

(II) 90,976 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Itasca VIII, which is the general partner of NVP VIII, the record owner of such shares. The NVP VIII distribution resulted in a change in the form of beneficial ownership so that following the distribution (i) 22,250 shares were beneficially owned by the Haque Revocable Trust UA DTD 05/07/2002, of which Mr. Haque is a trustee, (ii) 45,486 shares were beneficially owned by Haque Family Partners, of which Mr. Haque is a partner, and (iii) 23,240 shares of Common Stock were beneficially owned directly by Mr. Haque.

(III) 694 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares. The NVP XI distribution resulted in a change in the form of beneficial ownership so that following the distribution (i) 240 shares were beneficially owned by the Haque Revocable Trust UA DTD 05/07/2002, of which Mr. Haque is a trustee, (ii) 218 shares were beneficially owned by Haque Family Partners II, of which Mr. Haque is a partner, and (iii) 236 shares of Common Stock by virtue of his status of co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the record owner of such shares

(9) Jeffrey Crowe: At October 25, 2016, Jeffrey Crowe may be deemed to have beneficially owned 34,384 shares of Common Stock consisting of the following: (1) 34,148 shares of Common Stock beneficially owned by the Crowe Family Trust, 12/22/88, of which Mr. Crowe is a trustee; and (2) 236 shares of Common Stock by virtue of his status of co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the record owner of such shares. This amount represents 0.11% of the total shares of Common Stock outstanding at this date.

(10) Matthew D. Howard: At October 25, 2016, Matthew D. Howard may be deemed to have beneficially owned 70,419 shares of Common Stock consisting of the following: (1) 70,183 shares of Common Stock beneficially owned by the Howard 2001 Revocable Trust, of which Mr. Howard is a trustee; and (2) 236 shares of Common Stock by virtue of his status of co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the record owner of such shares. This amount represents 0.23% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 10, 2016

NORWEST VENTURE PARTNERS IX, LP

By Genesis VC Partners IX, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners IX, LP on its own behalf and on behalf of (a) Genesis VC Partners IX, LLC, a Delaware limited liability company, (b) Norwest Venture Partners VIII, LP, a Delaware limited liability company, (c) Itasca VC Partners VIII, LLP, a Delaware limited liability company, (d) Norwest Venture Partners XI, LP, a Delaware limited liability company, (e) Genesis VC Partners XI, LLC, a Delaware limited liability company,(f) NVP Associates, LLC, a Delaware limited liability company, (c) Promod Haque, (d) Jeffrey Crowe and (e) Matthew D. Howard.

Dated: November 10, 2016

Norwest Venture Partners IX, LP

By Genesis VC Partners IX, LLC, as general partner
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Genesis VC Partners IX, LLC
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Norwest Venture Partners VIII, LP

By Itasca VC Partners VIII, LLP, as general partner
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Itasca VC Partners VIII, LLP
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Norwest Venture Partners XI, LP

By Genesis VC Partners XI, LLC, as general partner
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Genesis VC Partners XI, LLC
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

NVP Associates, LLC

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact
for Promod Haque

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact
for Jeffrey Crowe

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact
for Matthew D. Howard